AGREEMENT

    THIS AGREEMENT, entered into by and between COUNTRY Mutual Funds Trust, a Delaware business trust, and a registered management investment company, on its behalf and on behalf of each of its series, and COUNTRY Trust Bank, a federal thrift,

WITNESSETH

    WHEREAS, Regulation 270.17g-1 adopted by the Securities and Exchange Commission under the Investment Company Act of 1940 requires registered management investment companies to provide a bond against larceny and embezzlement, and

    WHEREAS, Regulation 270.17g-1 permits registered management investment companies, under certain circumstances, to enter into a joint insured bond to provide the bond coverage required by such Regulation, and

    WHEREAS, the parties hereto are permitted by Regulation 270.17g-1 to enter into a joint insured bond to provide the bond coverage required by such Regulation and each party hereto has deemed it desirable and in its best interest for the parties to acquire and enter into a joint insured bond as permitted by such Regulation, and

    WHEREAS, Regulation 270.17g-1 requires each registered management investment company named as an insured on a joint insured bond to enter into an agreement with all the other named insureds providing that in the event recovery is received under the bond as a result of a loss sustained by a registered management investment company and one or more other named insureds, the recovery will be equitably and proportionately spread between the insureds in compliance with such Regulation,

    NOW, THEREFORE, IN CONSIDERATION OF THE MUTUAL AGREEMENTS HEREIN CONTAINED, THE PARTIES HERETO AGREE AS FOLLOWS:

    1. In the event of a loss sustained by any one of the parties hereto and one or more of the other parties hereto, coverage for which loss is provided by the joint insured bond entered into by the parties in compliance with Regulation 270.17g-1 adopted by the Securities and Exchange Commission under the Investment Company Act of 1940, the parties hereby agree that each registered management investment company, or a series of a registered management investment company, which is a party hereto sustaining a loss shall receive an equitable and proportionate share of the recovery, which shall at least equal the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d) (1) of said Regulation 270.17g-1.

    2. The parties hereto agree that the effective date of this Agreement is November 1, 2001.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in quintuplicate in their names by their respective officers thereunto duly authorized this 31st day of October 2001.